Filed by Chambers Street Properties

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gramercy Property Trust, Inc.

Commission File No.: 333-206871

November 27, 2015

Dear Fellow Shareholder,

Our latest records indicate that we have not received your voting instructions for the Annual Meeting of Chambers Street Properties (“Chambers Street”) shareholders to be held on December 15, 2015. Your vote is very important, regardless of the number of shares you own.

At the Annual Meeting you will be asked to consider, and vote on, a proposal to approve the issuance of Chambers Street’s common shares (“Merger Proposal”) in connection with the pending merger with Gramercy Property Trust Inc. (“Gramercy”).  Additionally, you will be asked to consider, and vote on, the four proposals related to Chambers Street’s annual matters.  Chambers Street shareholders of record as of the close of business on October 8, 2015 are entitled to notice of, and to vote at, the Annual Meeting.

Your Board of Trustees recommends that shareholders vote FOR the Merger Proposal today. After careful consideration by your Board of Trustees, and in consultation with Chambers Street’s independent financial and legal advisors, your Board of Trustees unanimously determined that the merger with Gramercy was advisable and in the best interests of the Chambers Street shareholders.

The combination of Chambers Street and Gramercy brings together two complimentary portfolios, creating a larger, more diverse portfolio focused on industrial and office real estate assets located in major markets throughout the U.S. and Europe. The merger is expected to offer a number of compelling benefits to Chambers Street shareholders including:

•                  Greater size and scale;

•                  Increased portfolio diversification;

•                  Improved lease duration and high-quality tenant base;

•                  Meaningful cost savings;

•                  Enhanced financial strength and flexibility; and

•                  Strengthened leadership.

Vote today so your shares may be represented at Chambers Street’s Annual Meeting.  You may vote by:

1.              Telephone at (800) 690-6903

2.              Internet at www.proxyvote.com

3.              Via mail by marking, signing and dating the enclosed proxy card in the postage paid envelope to:

•                  Vote Processing c/o Broadridge Solutions, Inc.

51 Mercedes Way

Edgewood, NY 11717

All votes must be received by 11:59 p.m. ET on December 14, 2015.

If you have questions, please contact Chambers Street’s Investor Relations department at 609-683-4900 or Chambers Street’s proxy solicitor, D.F. King, at 877-732-3614. We thank you for your continued support of Chambers Street.

Sincerely,

Martin A. Reid
Interim Chief Executive Officer